UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 5)*
Fortress Investment Group LLC
 (Name of Issuer)
Class A Shares
 (Title of Class of Securities)
34958B106
 (CUSIP Number)
December 31, 2016
 (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34958B106

1	NAME OF REPORTING PERSON Wainscott Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,268,118(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 44,268,118(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,268,118(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%(2)
12	TYPE OF REPORTING PERSON OO
(1)          This number represents the number of Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person. Each “Fortress Operating Group Unit” represents one unit of limited partner interest in each of Fortress Operating Entity I LP, FOE II (New) LP and Principal Holdings I LP. The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of the Issuer; provided, that one Class B share of the Issuer (which has no economic interest in the Issuer) is concurrently delivered to the Issuer for cancellation.
(2)          Based on 216,839,627 Class A shares outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2016, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person.

CUSIP No.: 34958B106

1	NAME OF REPORTING PERSON Peter L. Briger, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,807,101(3)
	6	SHARED VOTING POWER 44,268,123(4)
	7	SOLE DISPOSITIVE POWER 19,807,101(3)
	8	SHARED DISPOSITIVE POWER 44,268,123(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,075,224(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.1%(5)
12	TYPE OF REPORTING PERSON IN
(3)  This number represents (i) 3,238,640 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Peter L. Briger, Jr. 2008 GRAT Family Trust, (ii) 3,428,000 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Peter L. Briger, Jr. 2010 GRAT Family Trust, (iii) 2,358,949 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The 2012 Briger GST Trust, (iv) 6,857,711 Fortress Operating Group Units (and corresponding Class B shares) owned directly by the Reporting Person, (v) 2,998,875 Class A shares owned directly by the Reporting Person and (vi) 924,926 Class A shares which the Reporting Person has the right to acquire within 60 days of December 31, 2016, upon the settlement of Restricted Share Units. Each “Fortress Operating Group Unit” represents one unit of limited partner interest in each of Fortress Operating Entity I LP, FOE II (New) LP and Principal Holdings I LP. The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of the Issuer; provided, that one Class B share of the Issuer (which has no economic interest in the Issuer) is concurrently delivered to the Issuer for cancellation.
(4)  This number represents (i) 44,268,118 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as the sole member of Wainscott Holdings, LLC and (ii) 5 Class A shares beneficially owned by the Reporting Person as custodian for the Reporting Person’s minor son.
(5)  Based on 216,839,627 Class A shares outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2016, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person and the number of Class A shares that the Reporting Person has the right to acquire within 60 days of December 31, 2016, upon the settlement of Restricted Share Units.

Item 1.

(a)	Name of Issuer:
The name of the issuer is Fortress Investment Group LLC (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices:
The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2.

(a)	Name of Person Filing:
This statement is filed by: (i) Wainscott Holdings, LLC and (ii) Peter L. Briger, Jr.
(b)	Address of Principal Business Office:
The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
(c)	Citizenship:
Wainscott Holdings, LLC is a limited liability company organized under the laws of Delaware, and Peter L. Briger, Jr. is a United States citizen.
(d)	Title of Class of Securities:
Class A shares, par value $0.01 per share
(e)	CUSIP Number:
34958B106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
The percentages used in this Item 4 are calculated based on 216,839,627 Class A shares outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2016, plus the number of Fortress Operating Group Units beneficially owned by the applicable Reporting Person and, in the case of Mr. Briger individually, the number of Class A shares that he has the right to acquire within 60 days of December 31, 2016, upon the settlement of Restricted Share Units.
A.	Wainscott Holdings, LLC
(a)	Amount beneficially owned: 44,268,118
(b)	Percent of class: 17.0%
(c)	(i)	Sole power to vote or direct the vote: 44,268,118
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 44,268,118
(iv)	Shared power to dispose or direct the disposition: 0

B.	Peter L. Briger, Jr.
(a)	Amount beneficially owned: 64,075,224
(b)	Percent of class: 23.1%
(c)	(i)	Sole power to vote or direct the vote: 19,807,101
(ii)	Shared power to vote or direct the vote: 44,268,123
(iii)	Sole power to dispose or direct the disposition: 19,807,101
(iv)	Shared power to dispose or direct the disposition: 44,268,123
The information set forth in footnotes (1), (3) and (4) on the cover pages to this statement is incorporated in this Item 4 by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of a Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2017
WAINSCOTT HOLDINGS, LLC

	By:	/s/ Peter L. Briger, Jr.
Name: Peter L. Briger, Jr.
Title: Sole member

February 14, 2017

	By:	/s/ Peter L. Briger, Jr.
Name: Peter L. Briger, Jr.

EXHIBIT INDEX
Exhibit No.	Exhibit
1
Joint Filing Agreement, dated February 12, 2008, by and between Wainscott Holdings, LLC and Peter L. Briger, Jr. (incorporated by reference to Exhibit No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 13, 2008)